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News Release

Trilogy Metals Reports Multiple Intersections of High-Grade Copper, Zinc, Lead, Gold and Silver from 17 Drill Holes Completed in 2022 at the Arctic Project in Alaska

Results Include Copper Equivalent Grades Exceeding 14% Copper over Intersections of up to 7.3 Metres

February 27, 2023 – Vancouver, British Columbia – Trilogy Metals Inc. (TSX/NYSE American: TMQ) ("Trilogy" or the "Company") is pleased to announce the third set of drilling results from the 2022 field season at the Upper Kobuk Mineral Projects ("UKMP") located in northwestern Alaska.

The UKMP includes the Arctic (volcanogenic massive sulphide, or "VMS") deposit ("Arctic"), the Bornite (carbonate-hosted copper, or "CHC") deposit ("Bornite"), and prospective mining claims in the surrounding area. The drill program was completed by Ambler Metals LLC ("Ambler Metals"), the joint venture operating company equally owned by Trilogy and a wholly-owned subsidiary of South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32").

The 2022 field program included 10,738 meters of diamond drilling, of which 8,376 meters was drilled at Arctic, the most ever drilled at Arctic in a single field season, while the remainder of the meterage was used on regional exploration targets in the Ambler VMS Belt and near Bornite. The 2022 field program prioritized advancing Arctic with additional infill drilling to further improve the confidence in the mineral resource and for geotechnical studies to further de-risk the project.

The first and second sets of assay results from the 2022 drill program are available in Trilogy's news releases dated November 29, 2022 and January 25, 2023, posted on the Company's website at https://trilogymetals.com/news-and-media/news/.

This release covers an additional 17 holes comprising 15 infill and two geotechnical. The infill holes were drilled in the eastern and northern parts of the deposit that will be mined early in the mine life, where previous drill holes were more widely spaced and the deposit less well defined (see **Figure 1**).

Drilling Highlights

Significant intersections of high-grade copper, zinc, lead, gold, and silver mineralization include:

- **Hole AR22-0198: 4.33 meters of 7.50% copper, 9.49% zinc, 1.58% lead, 3.38 g/t gold and 126.3 g/t silver for a copper equivalent grade of 14.78%.**

- **Hole AR22-0199: 4.80 meters of 5.52% copper, 3.66% zinc, 0.74% lead, 0.37 g/t gold and 77.4 g/t silver for a copper equivalent grade of 8.04%.**

- **Hole AR22-0202: 7.76 meters of 4.52% copper, 6.42% zinc, 1.39% lead, 0.60**

g/t gold and 66.2 g/t silver for a copper equivalent grade of 8.31%.

- **Hole AR22-0203: 7.41 meters of 2.90% copper, 6.06% zinc, 1.50% lead, 0.44 g/t gold and 68.2 g/t silver for a copper equivalent grade of 6.51%**

  and,

  6.77 meters of 2.43% copper, 5.35% zinc, 1.17% lead, 0.82 g/t gold and 50.6 g/t silver for a copper equivalent grade of 5.75%.

- **Hole AR22-0209: 4.80 meters of 6.54% copper, 5.68% zinc, 0.69% lead, 0.79 g/t gold and 44.4 g/t silver for a copper equivalent grade of 9.76%.**

- **Hole AR22-0212: 7.28 meters of 8.56% copper, 9.59% zinc, 1.74% lead, 1.37 g/t gold and 111.0 g/t silver for a copper equivalent grade of 14.52%.**

- **Hole AR22-0218: 15.44 meters of 3.92% copper, 5.22% zinc, 0.97% lead, 1.35 g/t gold and 49.4 g/t silver for a copper equivalent grade of 7.45%.**

- **Hole AR22-0219: 7.40 meters of 2.65% copper, 3.87% zinc, 0.86% lead, 1.28 g/t gold and 37.4 g/t silver for a copper equivalent grade of 5.50%.**

- **Hole AR22-0223: 7.51 meters of 2.65% copper, 3.93% zinc, 0.92% lead, 0.67 g/t gold and 36.3 g/t silver for a copper equivalent grade of 5.15%.**

- **Hole AR22-0225: 6.18 meters of 1.48% copper, 1.77% zinc, 0.37% lead, 0.23 g/t gold and 576.3 g/t silver for a copper equivalent grade of 7.58%.**

- **Hole AR22-0229: 9.60 meters of 2.93% copper, 2.33% zinc, 0.26% lead, 0.49 g/t gold and 29.5 g/t silver for a copper equivalent grade of 4.44%.**

- **Hole AR22-0236: 16.09 meters of 3.34% copper, 3.37% zinc, 0.51% lead, 0.45 g/t gold and 40.1 g/t silver for a copper equivalent grade of 5.39%.**

True widths have not been determined for the above intercepts but are thought to be 80% to 100% of actual drill thicknesses, except intercepts in hole AR22-0218 which are estimated at 78% of actual drill thickness.

Tony Giardini, President and CEO of Trilogy, commented, "These results serve to reinforce our conviction that the Arctic deposit stands out as one of the most exceptional polymetallic mineral projects worldwide in terms of grade. The latest infill and geotechnical holes continue to demonstrate very high grades of polymetallic metals over impressive widths in the shallowest parts of the deposit. I am looking forward to seeing the remaining assays from drill holes from the 2022 field season."

Richard Gosse, Vice President, Exploration at Trilogy, stated, "This third set of results from the 2022 drill program at Arctic continues to largely confirm the grades and thicknesses predicted by the resource model within the 2022 reserve pit design. The results indicate mineralization is very continuous, especially in Zone 5 which typically contains higher grades and most consistent thicknesses at Arctic."

Mineralized intervals of high-grade mineralization at a cut-off of 0.5% copper equivalent are reported in **Table 1**. The locations of the holes are shown in **Figure 1** and **Table 2**. The drill holes are shown in cross sections in **Figures 2, 3 and 4**.

The drill results contained in this news release are from 17 drill holes from the 2022 Arctic drill program, which include 15 infill holes (AR22-0198, 0202, 0203, 0209, 0212, 0218, 0219, 0222, 0223, 0225, 0227, 0228, 0229, 0233 and 0236) and two geotechnical holes (AR22-0199 and 0235). All drill holes are sized HQ3 (63.5 mm diameter). The 2022 Arctic infill program was designed to increase confidence from Indicated to Measured in areas of the mineral resource block model that would be mined during the first years of production, with the highest estimated metal value, based on Trilogy's mine plan reflected in the 2023 Arctic feasibility study[1] and the Arctic Project S-K Technical Report Summary with an effective date of November 30, 2022.

Geotechnical holes AR22-0199 and 0235 were drilled to further define the talc horizon in the eastern pit wall. Hole AR22-0235, 270 meters from the closest existing hole and outside the 2022 pit boundary, intersected a narrow zone of copper-zinc mineralization. The mineralization is thought to be an extension of Zones 1 or 5 that appear to merge into a single horizon in the northern part of the deposit. Additional drilling in this area is warranted.

Within the Arctic deposit, mineralization occurs as stratiform semi-massive sulphide to massive sulphide beds within primarily graphitic to chloritic schists and fine-grained quartz schists. Sulphide mineralogy is similar for all intercepts: chalcopyrite, sphalerite and galena.

_____

[1] Arctic Project, NI 43-101 Technical Report on Feasibility Study, Ambler Mining District, Alaska, with an effective date of January 20, 2023 and filed on February 14, 2023

Table 1. Drill intercepts from the 2022 Arctic infill drilling program.

Hole	From (m)	To (m)	Length (m)	Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Ag (g/t)	CuEq (%)	Zone
AR22-0198	86.63	87.78	1.15	0.07	0.54	0.15	0.07	16.4	0.51	7
	94.97	**99.30**	**4.33**	**7.50**	**9.49**	**1.58**	**3.38**	**126.3**	**14.78**	**5**
	129.70	135.68	5.98	1.21	0.13	0.04	0.03	10.7	1.39	3
	209.70	210.17	0.47	0.53	0.22	0.04	0.06	6.9	0.73	2.5
AR22-0199	**21.14**	**25.94**	**4.80**	**5.52**	**3.66**	**0.74**	**0.37**	**77.4**	**8.04**	**4**
	32.03	33.95	1.92	7.58	4.36	0.31	0.16	36.2	9.71	3
AR22-0202	**129.44**	**137.20**	**7.76**	**4.52**	**6.42**	**1.39**	**0.60**	**66.2**	**8.31**	**5**
	152.15	158.38	6.23	3.14	4.49	0.95	0.33	51.0	5.77	4
	172.53	176.10	3.57	6.61	3.88	0.66	0.29	97.0	9.31	3
	291.67	292.45	0.78	0.28	0.15	0.17	0.10	6.4	0.51	1
AR22-0203	**114.46**	**121.23**	**6.77**	**2.43**	**5.35**	**1.17**	**0.82**	**50.6**	**5.75**	**5**
	141.83	145.95	4.12	0.62	0.25	0.08	0.06	10.7	0.87	4
	155.15	**162.56**	**7.41**	**2.90**	**6.06**	**1.50**	**0.44**	**68.2**	**6.51**	**3**
	198.96	213.38	14.42	1.60	1.95	0.20	0.15	17.8	2.63	2.5
	231.00	233.37	2.37	0.72	0.38	0.02	0.07	6.3	0.97	2
	238.18	246.55	8.37	0.75	1.53	0.22	0.16	15.1	1.62	1
AR22-0209	**79.98**	**84.78**	**4.80**	**6.54**	**5.68**	**0.69**	**0.79**	**44.4**	**9.76**	**5**
	120.05	120.40	0.35	0.00	0.03	1.63	0.04	102.0	1.50	4
	154.51	154.84	0.33	0.88	0.01	0.02	0.02	6.6	0.96	3

	156.79	158.06	1.27	0.87	0.12	0.00	0.08	3.2	0.99	3
	169.65	170.19	0.54	0.37	0.26	0.08	0.02	8.4	0.58	?
	218.20	218.85	0.65	0.30	1.01	0.28	0.11	15.5	0.98	2.5
	221.30	221.89	0.59	0.46	0.29	0.05	0.06	6.1	0.67	2.5
AR22-0212	**78.13**	**85.41**	**7.28**	**8.56**	**9.59**	**1.74**	**1.37**	**111.0**	**14.52**	**5**
	113.84	115.36	1.52	0.19	0.07	0.00	0.01	361.0	3.47	3
AR22-0218	44.87	47.12	2.25	0.47	0.60	0.07	0.07	7.5	0.82	7
	54.82	**70.26**	**15.44**	**3.92**	**5.22**	**0.97**	**1.35**	**49.4**	**7.45**	**5**
AR22-0219	**35.66**	**43.06**	**7.40**	**2.65**	**3.87**	**0.86**	**1.28**	**37.4**	**5.50**	**5/1**
AR22-0222	32.16	34.25	2.09	0.93	1.11	0.58	0.41	23.1	2.00	5
	38.37	40.95	2.58	0.25	0.08	5.80	2.12	108.8	4.53	1
AR22-0223	**40.51**	**48.02**	**7.51**	**2.65**	**3.93**	**0.92**	**0.67**	**36.3**	**5.15**	**5**
AR22-0225	**127.80**	**133.98**	**6.18**	**1.48**	**1.77**	**0.37**	**0.23**	**576.3**	**7.58**	**5**
	148.78	153.80	5.02	3.59	5.25	1.05	0.26	64.1	6.61	4
	158.86	161.65	2.79	0.73	0.10	0.01	0.01	2.4	0.80	3
	164.79	165.15	0.36	2.55	1.46	0.26	0.20	28.7	3.56	3
	168.53	171.00	2.47	4.64	13.16	1.61	0.20	104.4	11.07	3
AR22-0227	26.62	29.11	2.49	6.05	10.23	2.75	2.62	102.0	13.29	5/1
AR22-0228	43.28	53.20	9.92	1.27	3.01	1.20	0.68	40.6	3.57	5/1
AR22-0229	96.94	98.54	1.60	0.33	0.49	0.05	0.17	6.0	0.69	7
	110.49	**120.09**	**9.60**	**2.93**	**2.33**	**0.26**	**0.49**	**29.5**	**4.44**	**5**
	169.15	177.39	8.24	1.34	0.47	0.02	0.11	8.0	1.66	3
	194.03	195.99	1.96	0.99	0.46	0.04	0.13	6.3	1.31	?
	240.47	243.59	3.12	2.09	9.84	0.56	2.99	28.0	8.03	2.5
AR22-0233	76.59	77.00	0.41	1.96	6.16	2.35	1.34	64.3	6.42	5
	80.52	82.88	2.36	3.36	3.84	0.99	1.38	61.2	6.52	1
AR22-0235	28.50	29.72	1.22	0.06	1.26	0.44	0.03	37.9	1.03	5/1
AR22-0236	**86.33**	**102.42**	**16.09**	**3.34**	**3.37**	**0.51**	**0.45**	**40.1**	**5.39**	**5**
	114.64	115.37	0.73	0.20	1.70	0.47	0.02	8.5	1.07	?
	132.40	138.09	5.69	0.60	0.03	0.02	0.01	3.4	0.66	4
	158.11	158.53	0.42	0.52	0.01	0.00	0.01	1.1	0.54	3
	166.91	168.70	1.79	0.50	0.01	0.00	0.01	1.0	0.52	3

Notes:

- Copper equivalent (CuEq) calculations use metal prices assumptions of $3.00/lb for copper, $1.10/lb for zinc, $1.00/lb for lead, $1,300/oz for gold, and $18.00/oz for silver with 100% metallurgical recoveries assumed for all metals.
- Results are core intervals and not true thickness; true widths have not been determined for the above intercepts but are thought to be greater than 80% of actual drill thicknesses except for hole AR22-0218 that are estimated to be 78% of the reported core interval.
- Cut-off grade of 0.5% CuEq.
- Maximum internal dilution of up to three consecutive meters of <0.5% CuEq.

4

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- Within mineralized zones the minimum sample length was 0.30 m, maximum sample length was 2.37 m, and the average sample length was 1.02 m.
- Core recovery averaged 88.8%.
- Hole AR22-0223 recorded three intervals totalling 1.24 m of no recovery.
- Hole AR22-0228 recorded three intervals totalling 4.26m of no recovery.
- Some rounding errors may occur.

Figure 1. Location of Arctic drill holes from the UKMP drilling program.



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Figure 2. Cross section showing holes AR22-0209, AR22-0212, AR22-0218, AR22-0229 and AR22-0236.



Figure 3. Cross section showing holes AR22-0202, AR22-0203 and AR22-0225.



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Figure 4. Cross section showing holes AR22-0219, AR22-0222, AR22-0223 and AR22-0228.



Table 2. Drill hole locations at the Arctic Project.

Hole	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
AR22-0198	613467.6	7453129.2	980.4	35	-86	273.71
AR22-0199	613532.6	7453340.5	905.0	35	-70	164.90
AR22-0202	613403.7	7453249.1	974.4	38	-45	306.20
AR22-0203	613403.1	7453248.5	974.4	35	-80	284.38
AR22-0209	613476.1	7453048.3	976.6	35	-70	282.85
AR22-0212	613475.5	7453049.4	976.7	100	-50	285.90
AR22-0218	613570.8	7453099.9	981.4	355	-52	153.92
AR22-0219	612977.7	7453412.2	826.0	35	-70	66.14
AR22-0222	613025.5	7453474.0	841.9	35	-70	57.00
AR22-0223	613039.1	7453433.0	847.9	35	-70	66.14
AR22-0225	613424.0	7453220.0	975.9	40	45	191.11
AR22-0227	612991.5	7453510.0	830.4	35	70	35.20
AR22-0228	613102.0	7453502.8	872.5	35	-70	69.19
AR22-0229	613404.3	7452995.7	969.9	40	-65	314.86
AR22-0233	613133.7	7453415.6	893.5	35	-70	96.62
AR22-0235	613513.0	7453800.0	912.0	180	-60	165.05
AR22-0236	613472.4	7453014.8	977.0	155	-85	213.05

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Coordinates are in UTM Zone 4N (meters) coordinate system, NAD83 Datum.

QA/QC Program

The drilling program, sampling and assaying protocol, and data verification were managed by qualified persons (QPs) employed by Ambler Metals. The diamond drill holes were completed using HQ3 diameter core, and recoveries averaged 88.8%. Drill core was cut lengthwise into halves using a diamond saw, with one-half used for the assay sample and the other half retained in core boxes and archived at site.

Samples were collected through mineralized zones using a 0.30 m minimum length and 2.37 m maximum length; average sample length is 1.02m. Weights of the drill core samples range from 0.34 to 10.18kg, depending on the size of core, rock type, and recovery.

Each core sample was placed into a bag with a numbered tag and quality control samples were inserted between core samples using the same numbering sequence. Then, samples were grouped into batches for shipping and laboratory submissions. Each batch of 20 samples contains quality control (QC) samples that comprise one certified reference material (CRM), one core blank (BLK), and one crushed or pulp duplicate (DUP). In addition, 1 field duplicate was taken within mineralized intervals for every 20 samples. Chain of custody records are maintained for sample shipments and the custody is transferred from Ambler Metals expeditor to the laboratory upon delivery.

Samples were shipped to ALS Minerals laboratory in Fairbanks, Alaska, USA, for sample submission. ALS Minerals Fairbanks is a satellite sample preparation facility accredited under ALS Minerals. The ALS Minerals Fairbanks shipped the samples to ALS Minerals in North Vancouver, B.C., Canada, for sample preparation and analysis. ALS Minerals North Vancouver is an independent laboratory certified under ISO 9001:2008 and accredited under ISO/IEC 17025:2005 by the Standards Council of Canada. Selected sample batches were sent to ALS Minerals laboratory in Vientiane, Laos for fire assay. ALS Minerals includes its own internal quality control samples comprising certified reference materials, blanks, and pulp duplicates.

Drill core samples were weighed (WEI-21), dried if excessively wet (DRY-21), coarse jaw crushed to 70% passing 6 mm (CRU-21), fine jaw crushed to 70% passing 2 mm (CRU-31), riffle split to 250 g subsamples (SPL-21) and pulverized to 85% passing 75 µm (PUL-31). Crushed duplicates were created by riffle splitting crushed samples into two parts.

Gold analyses were completed using a 30 g lead fire assay and AAS finish (Au-AA23). Multi-element analyses for 48 elements were completed using a geochemical four acid digestion and ICP-ES/MS finish (ME-MS61). Over-range assays for Ag, Cu, Zn, and S were completed using an ore grade four-acid digestion and ICP-ES finish (ME-OG62). Additional analyses were completed for Ba and Hg.

Au, Ag, Cu, Pb, and Zn assays for QC samples were reviewed to ensure that CRMs are within tolerance limits specified on supplier certificates, BLKs are below acceptable thresholds, and DUPs display statistical patterns normally expected for sample types, methods, and elements. CRMs that returned assays outside of tolerance limits and BLKs with assays above thresholds were deemed to have failed. If failures were materially significant then sample batches containing the failed QC samples were re-assayed to ensure that the QC samples returned acceptable results before release. All QC monitoring data are reviewed and signed off by an independent QA/QC geologist.

There is no known relationship between core sample recoveries and assay grades. Ambler Metals will submit 5% of the assay intervals from prospective lithologies to a laboratory independent of ALS Minerals for check assaying.

Qualified Persons

Richard Gosse, P.Geo., Vice President, Exploration for Trilogy, is a Qualified Person as defined by National Instrument 43-101 and Regulation S-K 1300. Mr. Gosse has reviewed the scientific and technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company that holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects in Northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District, one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits that have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to interpretation of drill results; the Company's beliefs regarding the potential of the Upper Kobuk Mineral Projects; and the Company's expectations regarding de-risking of the Upper Kobuk Mineral Projects are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", "poised" and similar expressions, or statements that events, conditions, or results "will", "may", "could", "would" or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, supplies and services the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2022 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. Copy of Company's Form 10-K may be obtained at no charge by visiting our Investors website at www.trilogymetals.com, the SEC's website at www.sec.gov or at www.sedar.com. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.